SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated March 13, 2003

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

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                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):]

                                 Yes       No  X
                                     ---      ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated March 12, 2003 announcing that STMicroelectronics N.V.'s Annual General Shareholders' Meeting approved the distribution of a cash dividend of $0.08 per share.

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                           [STMicroelectronics Logo]


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                                  PRESS RELEASE
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                              COMMUNIQUE DE PRESSE
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                                COMUNICATO STAMPA
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                                PRESSEINFORMATION
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                                                                   PR No. C1303H


        STMicroelectronics' Shareholders Approve Cash Dividend Increase
                        At Their Annual General Meeting

Amsterdam, March 12, 2003 - STMicroelectronics N.V. (NYSE: STM) announced that its Annual General Shareholders' Meeting held here today approved the distribution of a cash dividend of $0.08 per share, twice the level of the prior year's dividend payment.

    - Effective April 22, 2003, STMicroelectronics' shares will be quoted ex dividend on all exchanges on which they are listed (New York, Euronext Paris, and Milan).

    - For holders of shares listed on Euronext Paris and the Milan Stock Exchange (Borsa Italiana) the payment date will coincide with the ex dividend date.

    - For holders of shares listed on the NYSE, the payment date will be April 29, 2003. The record date for US shareholders will be April 24, 2003. Transfers between New York and European (Dutch) registered shares will be closed from April 17, 2003 through April 24, 2003.

About STMicroelectronics
STMicroelectronics, one of the world's three largest independent semiconductor suppliers, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company's net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com.

For further information please contact:

Media Relations                         Investor Relations
Maria Grazia Prestini                   Benoit de Leusse                        Fabrizio Rossini
Director, Corporate Media Relations     Investor Relations Manager              Investor Relations Manager
STMicroelectronics                      STMicroelectronics                      STMicroelectronics
Tel: +41.22.929.6945                    Tel: +41.22.929.5812                    Tel: +41.22.929.6973

Lorie Lichtlen / Nelly Dimey            Nicole Curtin / Jean-Benoit Roquette
Financial Dynamics                      Financial Dynamics
Paris Tel: +33.1.47.03.68.10            Paris Tel: +33.1.47.03.68.10



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2003                    STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer